December 16, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Oak Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
File Number 333-249691

Ladies and Gentlemen:

Live Oak Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 5:00 p.m. Eastern time on December 16, 2020, or as soon thereafter as practicable.

Please telephone the undersigned (703) 405-0537 or Edward S. Best of Mayer Brown LLP (312) 701-7100 if you have any questions with respect to the foregoing.

* * *

Very truly yours,

LIVE OAK ACQUISITION CORP.

By:	/s/ Richard J. Hendrix
Name: Title:	Richard J. Hendrix Chief Executive Officer

cc:	Edward S. Best
Mayer Brown LLP